

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 21, 2023

Stephen C. Glover
Chief Executive Officer
ZyVersa Therapeutics, Inc.
2200 N. Commerce Parkway, Suite 208
Weston, FL 33326

      Re: ZyVersa Therapeutics, Inc.
          Amendment No. 2 to Registration Statement on Form S-1
          Filed April 12, 2023
          File No. 333-268934

Dear Stephen C. Glover:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 10, 2023 letter.

Amendment No. 1 to Registration Statement on Form S-1, Filed April 12, 2023

Coverpage

1.   Please revise the fourth paragraph of the coverpage, as applicable, to clarify that the reset provision is based on the price that your shares will be sold in your best efforts offering as opposed to the price in "this offering."

General

2.   We note your response to prior comment 4 and your revised disclosure on page 60 regarding the interaction between this registration statement and your other "contemplated offering," the proceeds of which will be used to redeem the PIPE Shares at 120% of the issue price. We reissue our comment in part. Please carry this disclosure throughout the prospectus in all places in which you discuss the potential profit per PIPE share.

       Please contact Joshua Gorsky at 202-551-7836 or Laura Crotty at 202-551-7614 with any questions.

                                              Sincerely,

                                              Division of Corporation Finance
                                              Office of Life Sciences

cc: Jared Kelly